Exhibit 99.9
Media Release

Rio Tinto provides update of its beneficial ownership of common shares of Entree Resources Ltd.

15 September 2020

LONDON--(BUSINESS WIRE)-- Rio Tinto announced today an update in respect of its beneficial ownership of common shares of Entrée Resources Ltd. (“Entrée”) held by its wholly owned subsidiary Rio Tinto International Holdings Limited (“RTIH”).
As a result of its greater than 50% shareholding in Turquoise Hill Resources Ltd. (“TRQ”), Rio Tinto is deemed to beneficially own the common shares of Entrée owned by TRQ under applicable Canadian securities law.
Under a non-brokered private placement previously announced by Entrée, on 14 September 2020, (i) RTIH acquired 875,000 units, at a price of C$0.43 per unit, comprising 870,000 common shares of Entree and warrants to acquire an additional 437,500 common share of Entrée and (ii) TRQ acquired 740,000 units, at a price of C$0.43 per unit, comprising 740,000 common shares of Entrée and warrants to acquire an additional 370,000 common share of Entrée. The warrants are exercisable at a price of C$0.60 per common share of Entrée for a period of three years.
Immediately prior to the private placement, Rio Tinto beneficially owned 30,366,129 common shares of Entrée (16,566,796 common shares held by RTIH and 13,799,333 common shares held by TRQ), representing approximately 17.3% of the issued and outstanding common shares of Entrée. Since the date of Rio Tinto’s last early warning report in 2012 in respect of the common shares of Entrée, Rio Tinto’s security holding percentage in the common shares of Entrée decreased by approximately 6.3% from approximately 23.6% to approximately 17.3% as a result of common share issuances by Entrée.
Immediately following the private placement, Rio Tinto beneficially owned 31,981,129 common shares of Entrée, representing approximately 17.2% of the issued and outstanding common shares of Entrée (based on there being 185,748,074 common shares of Entrée issued and outstanding) and a decrease of approximately 0.1%. If Rio Tinto were to exercise all of the warrants acquired by it, Rio Tinto could beneficially own approximately up to 17.6% of the issued and outstanding common shares of Entrée.
Rio Tinto’s participation in the private placement was made for investment purposes and is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions – based on the fact that neither the fair market value of the units subscribed for by insiders of Entree, nor the consideration paid by insiders of Entrée for the units, would exceed 25% of Entrée’s market capitalization.
Rio Tinto has no present intention of acquiring additional securities of Entrée. Depending upon its evaluation of the business, prospects and financial condition of Entrée, the market for Entrée’s securities, general economic and tax conditions and other factors, Rio Tinto may directly or indirectly acquire or sell some or all of the securities of Entrée.

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